SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

ANNOUNCEMENT TO THE MARKET

TIM Participações S.A. hereby informs the market that the Company received on the date hereof from its indirect controlling shareholder, Telecom Italia S.p.A., a corporation organized and existing in accordance with Italian laws, a Press Release (‘Comunicato Stampa‘) which English version reads as follows:

“TELECOM ITALIA: ANATEL PRESENTED WITH PROPOSAL FOR
THE TRANSFER OF 38% OF SOLPART (THE HOLDING WITH
CONTROL OF BRASIL TELECOM) TO A TRUST OF NEW
CONSTITUTION

Once approved by Brazil’s telecommunications authority (ANATEL), the mobile and long distance licence overlaps between Tim Brasil and Brasil Telecom would be resolved

Mandate to JP Morgan for the sale of 38% of
Solpart confirmed

Milan, 9 October 2006 – Telecom Italia today presented ANATEL (the Brazilian telecommunications authority) with a request for the approval of the transfer of its 38% stake, held through subsidiary Telecom Italia International, in Solpart (the holding with control of Brasil Telecom) to a Newco – named Brasilco S.r.l – held by an English law Trust.

With this operation - effective once approved by ANATEL - Telecom Italia will cede ownership of the stake in Solpart (while remaining beneficiary) and the relative governance rights.

Once approved by ANATEL, the overlap of mobile and long distance licences between Tim Brasil and Brasil Telecom will be resolved, for the benefit of all the parties involved, including Brasil Telecom and its shareholders.

The Trust will be managed by Credit Suisse with the aim of selling the conferred stake to a third party, as already announced to the market. Telecom Italia has in fact already mandated JP Morgan with the disposal.

Telecom Italia International will be the sole beneficiary of the Trust and consequently of earnings deriving from the Solpart stake, including the price of its future sale”.

Rio de Janeiro, October 9, 2006

Stefano De Angelis
Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 09, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer